United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-14982
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Huttig Building Products, Inc. Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Huttig Building Products, Inc.
555 Maryville University Drive, Suite 400
St. Louis, MO 63141

TABLE OF CONTENTS

Description	Page No.
Financial Statements and Supplemental Schedule	3

Signatures	19

Exhibit Index	20

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
Years ended December 31, 2010 and 2009
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To Participants of the Huttig Building Products, Inc. Savings and Profit Sharing Plan and
The Board of Directors of Huttig Building Products, Inc.
We have audited the accompanying statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Brown Smith Wallace, L.L.C.
St. Louis, Missouri
June 28, 2011

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments:
Investments, at fair value (see note 3)	$48,956,383	$47,550,220

Total investments	48,956,383	47,550,220

Receivables:
Participant contributions	—	60,923
Notes receivable — participants	396,421	368,123

Total receivables	396,421	429,046

Total assets	49,352,804	47,979,266

Net assets available for benefits at fair value	49,352 ,804	47,979,266
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(290,226)	(31,139)

Net assets available for benefits	$49,062,578	$47,948,127

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Additions:
Contributions and other additions:
Employer contributions, net of forfeitures	$3,396	$0
Participant contributions	1,567,878	1,823,676
Participant rollover contributions	189,757	5,911

Total contributions and other additions	1,761,031	1,829,587

Investment income:
Interest, dividends and capital gains	445,883	371,624
Interest income on notes receivable - participants	18,902	21,889
Net appreciation in fair value of investments	4,627,395	8,311,419

Total investment income	5,092,180	8,704,932

Total additions	6,853 ,211	10,534,519

Deductions:
Benefits paid to participants	6,443,310	7,381,406

Total deductions	6,443,310	7,381,406

Net increase before transfers from other plans	409,901	3,153,113
Transfer of assets from other plans	704,550	0

Net increase	1,114,451	3,153,113
Net assets available for benefits, beginning of year	47,948,127	44,795,014

Net assets available for benefits, end of year	$49,062,578	$47,948,127

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)	Contributions

Plan participants may contribute between 2% and 16% of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum 2% annual contribution. Participants attaining the age of 50 before the end of year were eligible to make catch-up contributions of an extra $5,500. Effective November 10, 2010, the Plan was amended to allow participants to make Roth contributions to the Plan.

Company matching Plan contributions are discretionary as determined by the Board of Directors. As of January 1, 2009, the Company suspended the 50% Company contribution. 50% of any matching contributions made by the Company are invested in Huttig common stock or cash which is invested in Huttig common stock. The remaining 50% of the matching contributions made by the Company are invested in accordance with the employees’ current investment election. In the event that the employee did not make an investment election for employer match, the Trustee will invest in Company stock. If the contribution is in Company stock, such contribution is based on the fair market value of the Huttig common stock contributed as of the day of delivery to the Trustee. The participant can reallocate the vested portions of the Huttig common stock to other investments.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2010 or 2009.

(c)	Investments

Participants may elect to place their deferred or non-deferred contributions into the following funds: Huttig Company Stock Fund, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund I, American Balanced Fund, Goldman Sachs Balanced A Fund, American Funds Euro Pacific Growth Fund A, Columbia Mid Cap Value A, T Rowe Price Mid-Cap Growth R, Eaton Vance Large Cap Value Fund A, Federated Clover Small Cap Value A, PIMCO Total Return A and Templeton Global Bond Fund. Individual participants may further elect the Wells Fargo Stable Value Fund 80. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund after the effective date of the Plan.

(d)	Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $21,735 and $81,565 in 2010 and 2009, respectively.

(e)	Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Company Stock Fund are made in cash.

(f)	Notes Receivable — Participants

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 2%. At December 31, 2010, the interest rates on participants’ loans ranged from 4.25% — 9.25%. Participant loans are measured at the unpaid principal balance plus any

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
accrued unpaid interest. The outstanding balance of loans to participants was $396,421 and $368,123 as of December 31, 2010 and 2009, respectively. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

(g)	Plan Member Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.

(h)	Transfers From Other Plans

In 2010, the Plan received assets of $704,550 from the Rubgy Building Products, Inc. Thrift Plan for the Production & Warehouse Workers and Truck Drivers Teamster Plan when that plan was closed and merged into the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

(d)	Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan’s Wells Fargo Stable Value Fund 80 is included in the financial statements at the fair value of the collective trust’s underlying investments as based on information reported by the investment

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
advisor using the audited financial statements of the collective trust at year-end. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from the fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(e)	New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”). This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted ASU 2010-06 for the year ended December 31, 2010 except for the provisions that are not effective until the year ended December 31, 2011. The Plan is currently evaluating the impact of the provisions of ASU 2010-06 that are not effective until the year ended December 31, 2011 on its financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). The objective of this update is to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. ASU 2010-25 should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 for the year ended December 31, 2010 and applied the guidance retrospectively as required.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(3)	Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	2010	2009
Wells Fargo Stable Value Fund 80*	$13,192,085	$15,569,912
Eaton Vance Large Cap Value Fund A	6,856,588	6,615,803
Prudential Jennison Growth Fund Z	6,324,702	6,212,398
American Funds EuroPacific Growth Fund A	4,464,543	4,216,392
American Balanced Fund	2,653,196	2,675,201
Columbia Mid Cap Value A	2,396,616	2,581,111

*	At contract value (See note 2)

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Appreciation/(depreciation) in fair value:
Wells Fargo Stable Value Fund 80	$332,186	$404,069
Prudential Jennison Growth Fund Z	654,625	1,915,124
Crane Company Stock	650,508	998,446
Huttig Company Stock	388,112	651,534
Prudential Dryden Stock Index Fund I	246,638	386,296
American Funds EuroPacific Growth Fund A	316,548	1,141,602
Goldman Sachs Balanced A Fund	36,725	37,548
Federated Clover Small Value A	73,330	—
Columbia Mid Cap Value A	533,755	611,487
T Rowe Price Mid-Cap Growth R	488,420	2,536
Lord Abbett Small Cap Value A Fund	148,454	272,612
Lord Abbett Developing Growth A	82,694	—
Eaton Vance Large Cap Value Fund A	543,587	813,562
Templeton Global Bond Fund	60	—
American Balanced Fund	265,412	400,986
AIM Captial Development A	(134,498)	675,617
PIMCO Total Return A	839	—

	$4,627,395	$8,311,419

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs that have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 inputs were available to the Plan with regard to the Stable Value Fund A, and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.

Level 2 Fair Value Measurements

The Plans investment in collective trust funds are valued at net asset value as a practical expedient for fair value. The net asset value is based, on the value of the underlying investments which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions.

Level 3 Fair Value Measurements

There were no investments being measured with Level 3 Fair Value Measurements at December 31, 2010.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

		Fair Value
		Mearsurements Using:
		Quoted Prices	Other
		In Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2010	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Balanced	$2,928,103	$2,928,103	$—	$—
Bond	1,216,275	1,216,275
International	4,464,543	4,464,543	—	—
Large Cap Growth	6,324,702	6,324,702	—	—
Large Cap Balanced	2,023,593	2,023,593
Large Cap Value	6,856,588	6,856,588	—	—
Mid Cap Growth	2,104,693	2,104,693	—	—
Mid Cap Value	2,396,616	2,396,616	—	—
Small Cap Value	1,444,320	1,444,320	—	—
Small Cap Growth	1,484,786	1,484,786
Huttig Common Stock	1,938,393	1,938,393	—	—
Crane Common Stock	2,291,460	2,291,460	—	—
Investment contracts	13,482,311	—	13,482,311	—

	$48,956,383	$35,474,072	$13,482,311	$—

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

		Fair Value
		Mearsurements Using:
		Quoted Prices	Other
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2009	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Balanced	$2,983,852	$2,983,852	$—	$—
International	4,216,392	4,216,392	—	—
Large Cap Growth	8,311,813	8,311,813	—	—
Large Cap Value	6,615,803	6,615,803	—	—
Mid Cap Growth	2,266,030	2,266,030	—	—
Mid Cap Value	2,581,111	2,581,111	—	—
Small Cap Value	1,187,663	1,187,663	—	—
Huttig Common Stock	1,581,379	1,581,379	—	—
Crane Common Stock	2,205,126	2,205,126	—	—
Investment contract	15,601,051	—	15,601,051	—

	$47,550,220	$31,949,169	$15,601,051	$—

Stable Value Investment Contract
The Wells Fargo Stable Value Fund 80 (the “Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund holds investments in fully benefit-responsive investment contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable. For the Plan years ended December 31, 2010 and December 31, 2009, the average yield was approximately 3.38% and 3.40%, respectively and the crediting interest rate was approximately 2.90% and 3.32%, respectively.
(4)	Nonparticipant-Directed Investments

The Plan has investments in Huttig Company Stock as of December 31, 2010 and 2009 of $1,938,393 and $1,581,379, respectively. In 2010 and 2009, the Company did not make matching contributions for the purchase of Huttig Company Stock. The participant can reallocate the vested portions of the Huttig Company stock at any time. In addition, after three years of service, a participant can reallocate matching contributions invested in Huttig Company Stock regardless of whether the participant is vested in such matching contributions.

As of December 31, 2010 and 2009, the Plan held approximately 2,040,413 and 2,108,505 shares, respectively, of Company common stock. Total outstanding Company common stock as of December 31, 2010, was approximately 24 million shares.

During the year ended December 31, 2010, the Plan had the following transactions involving Company common stock:

Shares purchased	265,389
Shares sold	330,253
Cost of shares purchased	$296,539
Cost of shares sold	$819,261
Net proceeds from shares sold	$327,637
(5)	Tax Status

The Plan Administrator has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to examination for the years prior to 2007.

The IRS has determined and informed the Company by a letter dated June 20, 2002 that the Plan is established in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(6)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(7)	Related Party Transactions

Certain Plan investments are shares of mutual funds and common collective trusts that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1
HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets Held (at end of year)
EIN #43-0334550
December 31, 2010

Current
value
Wells Fargo Stable Value Fund 80	$13,482,311
Eaton Vance Large Cap Value Fund A	6,856,588
Prudential Jennison Growth Fund Z*	6,324,702
American Funds EuroPacific Growth Fund A	4,464,543
American Balanced Fund	2,653,196
Columbia Mid Cap Value A	2,396,616
Crane Company Stock	2,291,460
T Rowe Price Mid Cap Growth R	2,104,693
Prudential Dryden Stock Index Fund I*	2,023,593
Huttig Company Stock*	1,938,393
Lord Abbett Small Cap Value A Fund	1,484,786
Federated Clover Small Value A	1,444,320
PIMCO Total Return A	1,207,125
Goldman Sachs Balanced A Fund	274,907
Notes receivable — participants 4.25% to 9.25%*	396,421
Templeton Global Bond Fund	9,150
Total Investments	$49,352,804

*	Represents a party-in-interest investment allowable under ERISA regulations.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN HUTTIG BUILDING PRODUCTS, INC. (Plan Administrator)
Date: June 28, 2011	By:	/s/ Philip W. Keipp
		Name:	Philip W. Keipp
		Title:	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Brown Smith Wallace, L.L.C., independent registered public accounting firm.